UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 11, 2018

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212571) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of January 4, 2018.

1.2	—	Pricing Agreement between Barclays Bank PLC and Barclays Capital Inc., dated January 4, 2018.

4.1	—	Senior Debt Indenture, dated as of September 16, 2004, between Barclays Bank PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to the Form F-3 (No. 333-126811) filed by Barclays Bank PLC on July 22, 2005) (the “Senior Debt Indenture”).

4.2	—	Officer’s Certificate of Barclays Bank PLC pursuant to Sections 1.02, 3.01 and 3.03 of the Senior Debt Indenture, dated as of January 11, 2018.

4.3	—	The form of Global Note for the 2.650% Fixed Rate Senior Notes due 2021 (incorporated by reference to Exhibit A to Exhibit 4.2 above).

4.4		The form of Global Note for the Floating Rate Senior Notes due 2021 (incorporated by reference to Exhibit B to Exhibit 4.2 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to certain matters of U.S. taxation.

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to certain matters of United Kingdom taxation (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC (Registrant)

Date: January 11, 2018	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary